Exhibit 21.1

SUBSIDIARIES OF PERFECT CORP.

Name of Subsidiary	Jurisdiction of Incorporation
Perfect Corp. (Shanghai)	China
Perfect Corp.	Japan
Perfect Mobile Corp.	Taiwan
Perfect Mobile Corp.	British Virgin Islands
Perfect Corp.	United States